SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number 1-8962

The Pinnacle West Capital Corporation Savings Plan

(Full title of the plan)

Pinnacle West Capital Corporation

(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3

Notes to Financial Statements	4–13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2004	14-15

EXHIBITS FILED	16

NOTE: Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 28, 2005

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 and 2003

	2004	2003

ASSETS:
Investments at fair value except for Fixed Income Fund that is at contract value which approximates fair value (Note 5)	$661,989,211	$577,851,323
Temporary investments (at cost which approximates fair value)	2,117,910	2,353,253

Total investments	664,107,121	580,204,576

RECEIVABLES:
Employer contributions (Note 3)	2,005,595	8,002
Participant contributions	1,448,493	30,580
Interest and other receivable	32,939	23,163

Total receivables	3,487,027	61,745

Total assets	667,594,148	580,266,321

LIABILITIES:
Securities purchased	2,109,594	484,594

NET ASSETS AVAILABLE FOR BENEFITS:	$665,484,554	$579,781,727

     See Notes to Financial Statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions (Note 1):
Pinnacle West Capital Corporation (Note 3)	$14,131,884
Participants	37,707,210

Total contributions	51,839,094

Investment income (Note 2):
Dividends	6,842,448
Interest and other income	7,404,474
Net appreciation in fair value of investments (Note 5):	45,959,306

Total investment income	60,206,228

Total additions	112,045,322

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO :

Benefit payments	26,174,846
Administrative expenses	167,649

Total deductions	26,342,495

Increase in net assets	85,702,827

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	579,781,727

End of year	$665,484,554

     See Notes to Financial Statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

     The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

     General

     The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West” or the “Company”). The Plan is made up of two component plans, a profit sharing component with cash or deferred features and a stock bonus component which constitutes an Employee Stock Ownership Plan (“ESOP”). The ESOP component of the Plan consists of Plan assets invested in the Pinnacle West Stock Fund and the balance of all Plan assets constitutes the profit sharing component. The Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Wells Fargo Bank, Minnesota, N.A. (“Trustee”) serves as the trustee of the Plan.

     Eligibility

     Generally, most active employees of Pinnacle West and its subsidiaries, including, Arizona Public Service Company, Pinnacle West Energy Corporation, APS Energy Services Company, Inc., El Dorado Investment Company and the active salaried employees of SunCor Development Company (collectively, the “Employer”), are eligible to participate in the pre-tax and after-tax features of the Plan upon attaining age 18 and completing thirty-one consecutive days of employment and are eligible to participate in the matching feature upon attaining age 18 and completing six months of service. The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer.

     Contributions

     The Plan allows participants to contribute up to 50% of their base pay on a pre-tax basis or after-tax basis, provided that in no event can the total pre-tax and after-tax contributions made by any participant in any year exceed 50% of his or her base pay. The Plan also allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). The maximum allowable pre-tax contribution ($13,000 for 2004) and catch–up contribution ($3,000 for 2004) will increase $1,000 per year through 2006, and thereafter will be linked to the cost of living index and could change on an annual basis.

     Employer contributions are fixed at 75% of the first 6% of base pay a participant contributes to the Plan on a pre-tax basis (excluding catch-up contributions) for participants hired on or after January 1, 2003 and for participants electing to participate in the Retirement Account Balance Plan feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003 not electing to participate in the Retirement Account Balance Plan feature of the Pinnacle West Capital Corporation Retirement Plan receive an employer match of 50% on the first 6% of base pay he or she contributes to the Plan on a pre-tax basis (excluding catch-up contributions).

     While the Employer contributions may be in cash, common stock, or other property acceptable to the Trustee, regardless of the form of contribution, contributions are allocated to the Pinnacle West Stock Fund. Non-cash contributions are recorded at fair value.

     The Plan allows rollover contributions from other qualified plans subject to certain criteria.

     Participants may elect to receive dividends in the form of cash. If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

     Participant Accounts

     Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s pre-tax, after-tax and rollover contributions (if any), the employer’s matching contributions and an allocation of Plan earnings. Each participant’s account is charged with withdrawals and an allocation of Plan losses. Allocation of earnings and losses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

     Investment Choices

     Participants’ contributions may be invested in one or more of the following funds: Fixed Income Fund, Intermediate Bond Fund, Conservative, Moderate, and Aggressive LifeStyle Funds, Index Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund, International Fund, and the Pinnacle West Stock Fund. The Plan permits fully vested participants to transfer amounts in their Employer contributions account from the Pinnacle West Stock Fund to one or more of the other investment options available under the Plan (see Note 6 for additional information.)

     Loan Feature

     Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account, or their after-tax contributions account.

     The minimum participant loan allowed is $1,000, and the maximum available is 50% of the participant’s vested account balance, up to $50,000, reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms are up to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant’s account for each loan.

     The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made. The Trustee currently charges prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 2004 were 5 to 6%. Interest rates for outstanding loans as of December 31, 2004 and 2003 ranged from 5 to 10.5%.

     Loans are treated as an investment of the participant’s accounts. To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis. Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly payroll deductions.

     Vesting

     Each participant is fully vested in pre-tax, after-tax, rollover contribution (if any) accounts (consisting of the participant’s contributions and related income and appreciation or depreciation) and Employer transfer account. The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) upon the first of the following to occur: termination of service by death, disability or retirement; attaining the age of sixty-five; completion of five years of service; termination of the Plan; or complete discontinuance of Employer contributions. Otherwise, participants vest in graduated amounts with 100 percent vesting after five years of service, beginning with the employee’s date of hire.

     Withdrawals and Distributions

     A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contribution account and rollover contribution account (if any). No withdrawals prior to termination of service are permitted from a participant’s Employer transfer account. No withdrawals prior to termination of service are permitted from the participant’s pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to January 1, 1989. Generally, participants who are fully vested and who have participated in the Plan for five complete plan years may withdraw the amount in their Employer contribution account. When the participant’s employment with the Employer is terminated, the participant generally can elect to receive, as soon as administratively possible, a distribution of the vested portion of his or her Employer contribution account together with the participant’s contribution accounts and Employer transfer account. Participants at least age 59-1/2 may withdraw or rollover any portion of their pre-tax contributions or rollover account (if any) while employed. The following are applicable: a maximum of two withdrawals or rollovers may be requested per year; earnings on pre-tax contributions and rollover account are included; there are no restrictions on the reason for withdrawal or rollover (if any), and penalties do not apply.

     Forfeitures

     Forfeitures of nonvested Employer contributions will occur upon the earlier of distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment. If a former participant who received a distribution becomes reemployed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account; however, the forfeiture is restored only if the participant repays the full amount previously distributed to him or her within five years of his or her date of reemployment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred. At December 31, 2004 forfeited nonvested accounts totaled $109,275. Forfeitures are used to reduce future Employer contributions to the Plan. During the year ended December 31, 2004, Employer contributions were reduced by $3,074 from forfeited nonvested accounts.

     Termination of the Plan

     It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plan is not assumed as a contractual obligation. The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Income Recognition

     Investment transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded as of the ex-dividend dates.

     Risks and Uncertainties

     The Plan utilizes various investment instruments including mutual funds and common and collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Investments

     The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 4). Quoted market prices are used to value investments. Shares of mutual funds and common and collective funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

     Administrative Expenses

     Pinnacle West pays all administrative expenses except participant loan administrative fees which are paid by the participant.

     Payment of Benefits

     Benefit payments to participants are recorded upon distribution.

3.	FEDERAL INCOME TAX STATUS

     Plan management received a determination letter dated June 30, 2003 from the Internal Revenue Service indicating that the Plan has been determined to be a qualified plan under the provisions of the Internal Revenue Code. Management has identified an error in the manner that vesting and eligibility service has been credited for employees who originally served as temporary employees through leasing arrangements, prior to being hired as an employee of the Company which impacts the Plan. Legal counsel for the Company has filed a submission with the IRS pursuant to the Employee Plans Compliance Resolution System, seeking IRS approval of the method by which the Company proposes to correct this error. The proposed correction is to restore to the accounts of affected employees by making applicable contributions in the estimated amount of $1,500,000. At December 31, 2004 the $1,500,000 is included in Employer contributions receivable. The proposed correction is subject to final approval by the Internal Revenue Service. The Company has committed to correcting all operational deficiencies to maintain the Plan’s qualified status. The Company believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	GUARANTEED INVESTMENT CONTRACTS

     The Plan invests in guaranteed investment contracts (“GICs”). All investment contracts held by the Plan are considered fully benefit-responsive and are recorded at contract value. A benefit-responsive contract provides for all participant-initiated transactions permitted by the Plan to be executed at contract value with no conditions, limits, or restrictions. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted average crediting interest rate for the contracts held by the Plan were 4.40% and 4.49% at December 31, 2004 and 2003, respectively. The crediting interest rates on the GICs are fixed or reset on a quarterly or semi-annual basis, based on the terms of the contract. The average yield for 2004 and 2003 approximated the weighted average crediting interest rate.

     Several of the GICs are synthetic investment contracts. A synthetic GIC is an investment contract that simulates the performance of a traditional GIC through the use of financial instruments. These contracts include underlying assets which are held in a trust owned by the plan and utilize a benefit-responsive wrapper contract issued by a financially responsible third party that provides that participants can, and must, execute plan transactions at contract value.

     The fair value of the synthetic and non-synthetic GICs approximates contract value at December 31, 2004. The contract value of the synthetic GICs totaled $110,062,414 and $97,455,464 at December 31, 2004 and 2003, respectively.

5.	INVESTMENTS AND UNITS OF PARTICIPATION

     In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for the Fixed Income Fund, Intermediate Bond Fund, Conservative, Moderate and Aggressive LifeStyle Funds, Index Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund, International Fund, and the Pinnacle West Stock Fund. The number of units and the related value of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

2004	Number of Units	Value

Fixed Income Fund	9,885,289	$131,072,218	*
Intermediate Bond Fund	940,244	10,013,303
Conservative LifeStyle Fund	583,404	8,924,311
Moderate LifeStyle Fund	1,178,319	21,117,732
Aggressive LifeStyle Fund	1,262,651	25,323,196
Index Fund	3,446,000	128,940,886	*
Large Cap Value Fund	813,574	21,608,152
Large Cap Growth Fund	2,773,601	46,105,546	*
Mid Cap Core Fund	462,044	13,401,329
Small Cap Core Fund	2,476,731	67,734,716	*
International Fund	573,167	20,994,641
Pinnacle West Stock Fund	3,262,937	144,852,126	*
Participant Loans		21,901,055

Total		$661,989,211

2003	Number of Units	Value

Fixed Income Fund	9,529,427	$121,789,108	*
Intermediate Bond Fund	802,793	8,609,412
Conservative LifeStyle Fund	515,992	7,513,035
Moderate LifeStyle Fund	1,049,782	17,414,999
Aggressive LifeStyle Fund	1,142,936	20,784,660
Index Fund	3,556,837	119,754,183	*
Large Cap Value Fund	392,557	9,468,933

2003	Number of Units	Value

Large Cap Growth Fund	3,165,310	50,077,233	*
Mid Cap Core Fund	251,110	6,842,898
Small Cap Core Fund	2,119,966	54,265,424	*
International Fund	439,186	9,260,448
Pinnacle West Stock Fund	3,283,593	131,517,761	*
Participant Loans		20,553,229

Total		$577,851,323

     *These investments represent 5 percent or more of the Plan’s Net Assets Available for Benefits.

     The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value for the year ended December 31, 2004 as follows:

Common and Collective Trusts	$12,566,100
Mutual Funds	19,406,018
Pinnacle West Stock Fund	13,987,188

Net appreciation in fair value of investments	$45,959,306

6.	NON-PARTICIPANT DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the investments which are not directed by Plan participants (“non-participant directed investments”) as of and for the year ended December 31, 2004 is as follows:

Pinnacle West Stock Fund Non-Participant Directed
Portion of Net Assets, beginning of year	$79,756,000
Changes in net assets during the year:
Net appreciation in value	11,882,209
Employer contributions	14,131,884
Benefits paid to participants	(5,281,053)
Transfers to participant directed investments	(10,412,776)

Net Change	10,320,264

Pinnacle West Stock Fund Non-Participant Directed
Portion of Net Assets, end of year	$90,076,264

7.	RELATED PARTY TRANSACTIONS

     Certain Plan investments include shares of the Wells Fargo Short Term Investments and Wells Fargo S&P 500 Index Fund that are managed by the Trustee; therefore, these transactions qualify as party-

in-interest transactions. In addition, certain Plan investments consist of Pinnacle West common stock, qualifying these transactions as party-in-interest transactions. At December 31, 2004 and 2003, the Plan held 3,262,937 and 3,283,593 units, respectively, of common stock of Pinnacle West Capital Corporation, the sponsoring employer, with a cost basis of $87,447,011 and $84,730,140, respectively. During the year ended December 31, 2004, the Plan recorded dividend income from Pinnacle West common stock of $5,768,648.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issuer, Borrower,				Current
Lessor or Similar Party	Description	Cost		Value

Cash Equivalents	Fixed Income Fund	*	*	$4,488,503

Common and Collective Trusts:

*Wells Fargo Short Term Investments	Temporary Investments	*	*	2,117,910
*Wells Fargo S&P500 Index Fund	Index Fund	*	*	128,940,886

Total common and collective trusts				131,058,796

Mutual Funds:
Putnam Voyager Fund, Cl A	Large Cap Growth Fund	*	*	46,105,546
Vanguard Lifestrategy Conservative Growth Fund	Conservative LifeStyle Fund	*	*	8,924,311
Vanguard Lifestrategy Moderate Growth Fund	Moderate LifeStyle Fund	*	*	21,117,732
Vanguard Lifestrategy Aggressive Growth Fund	Aggressive LifeStyle Fund	*	*	25,323,196
Merrill Lynch Value Opportunities Fund Class 1	Small Cap Core Fund	*	*	67,734,716
AIM Mid Cap Core Equity Fund Cl 1	Mid Cap Core Fund	*	*	13,401,329
Pimco Total Return Institutional Fund	Intermediate Bond Fund	*	*	10,013,303
T. Rowe Price Equity Income Fund	Large Cap Value Fund	*	*	21,608,152
American Funds EuroPacific Growth Fund Cl R-5	International Fund	*	*	20,994,641

Total mutual funds				235,222,926

Synthetic Investment Contracts:	Fixed Income Fund

Bank of America N.A. Wrap maturity date 7/16/12, yield 4.31%				(28,563)
FNW 2002-W12 AF-4 maturity date 2/25/06		*	*	2,005,420
FHR 2798 JP maturity date 5/15/12		*	*	1,851,611
FHR 2828 YA maturity date 7/15/12		*	*	2,374,299
Ge Capital Corp 4.625 maturity date 9/15/09		*	*	2,051,760
GE 4.25% maturity date 1/15/08		*	*	2,031,660
GCCFC 2004-GG1 A3 maturity date 3/10/09		*	*	1,012,470
MET 4.25 maturity date 7/30/09		*	*	1,006,560
MSC 2004-IQ8 A2 maturity date 7/15/09		*	*	2,001,680
RAMP 03-RS2 AI-3 maturity date 8/25/05		*	*	634,557

AIG Financial Products Wrap maturity date 6/25/12, yield 4.79%				(226,420)
BAC 7.40% maturity date 1/15/11		*	*	2,316,760
CHAMT 2001-4A maturity date 7/15/06		*	*	2,580,625
CFAB 2002-4 1A4 maturity date 5/25/06		*	*	2,011,440
FNR 2003-75 NB maturity date 5/25/11		*	*	1,630,812
FNR 2003-109 CX maturity date 6/25/12		*	*	1,998,760
FHR 2808 YA maturity date 4/15/12		*	*	2,332,336
MSDWC 2001-TOP1 A2 maturity date 7/15/09		*	*	831,364
MSDWC 2001-TOP5 A2 maturity date 2/15/08		*	*	2,627,500

UBS A.G. Wrap maturity date 7/26/27, yield 4.01%				145,903
FN254437 FNMA 7-yr 5% maturity date 7/25/09		*	*	790,012
FN677680 maturity date 4/25/17		*	*	684,655
FHR 2611 KC maturity date 1/15/11		*	*	1,522,097
FNCI 4.5% Pool 683124 maturity date 10/25/17		*	*	1,464,695
FN695871 maturity date 1/25/18		*	*	791,915
JPMCC 2003-PM1A A2 maturity date 6/12/10		*	*	2,018,760
MSC 2003-IQ5 A1 maturity date 1/15/08		*	*	1,191,185
MSDWN 2001-TOP1 A1 maturity date 10/15/05		*	*	684,393
MSDWM 2002-TOP7 A1 maturity date 11/15/11		*	*	794,938
RAMP 2003-RS10 AI4 maturity date 11/25/06		*	*	2,013,520
RFMS2 2004-HS1 AI4 maturity date 5/25/09		*	*	1,932,640
WBCMT 2004-C10 A2 maturity date 12/15/10		*	*	2,464,475

Rabobank Nederland N.V. Wrap maturity date 12/26/18, yield 4.04%				140,207
BSCMS 2001-TOP4 A1 maturity date 12/15/10		*	*	1,852,041
FGB13150 maturity date 11/15/18		*	*	1,806,761
FN254486 maturity date 5/25/17		*	*	944,855
FNE 2001-68 QD maturity date 10/25/05		*	*	751,795
FNR 2003-14 AN maturity date 3/25/13		*	*	1,887,781
FNR 2003-57 NB maturity date 12/25/12		*	*	1,511,028
FN768658 maturity date 12/25/18		*	*	904,889
LBUBS 2002-C7 A-3 maturity date 8/15/12		*	*	2,028,320
MSDWC 2003-TOP9 A1 maturity date 1/13/12		*	*	1,376,590

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issuer, Borrower,				Current
Lessor or Similar Party	Description	Cost		Value

Monumental Life Insurance Co. Wrap maturity date 10/15/18, yield 4.37%				(129,006)
CCMSC 1998-2 A1 maturity date 8/18/07		*	*	863,695
CCCIT 2001-A6 maturity date 6/15/06		*	*	2,583,475
FGB11935 maturity date 10/15/18		*	*	1,816,772
FNR 2003-67 GN 1 maturity date 10/25/08		*	*	2,476,175
FHR 2664 GA maturity date 4/15/12		*	*	2,067,801
FULBA 1998-C2 A2 maturity date 11/18/08		*	*	2,150,280
JPMCC 2001-CIB3 A2 maturity date 12/15/10		*	*	2,126,780
RAMP 2004-RS6 AI3 maturity date 7/25/06		*	*	506,400
RAMP 2004-RS AI4 maturity date 6/25/07		*	*	1,032,220
RASC 2002-KS8 A4 maturity date 1/25/07		*	*	2,020,100

JP Morgan Bank Wrap maturity date 2/26/18, yield 4.15%				16,863
CFAB 2002-3 1A4 maturity date 12/25/06		*	*	1,003,100
CFAB 2004-1 1A3 maturity date 1/25/08		*	*	1,472,340
FHR 2378 A maturity date 7/15/08		*	*	575,672
FNMW Pool #254458 5% 8-1-1 maturity date 4/25/17		*	*	1,437,697
FNR 2003-125AM maturity date 2/25/13		*	*	883,564
FNR 2003-109 CJ maturity date 6/25/12		*	*	708,462
FHR 2685 MX maturity date 9/15/12		*	*	2,499,700
FHR 2713 G maturity date 9/15/12		*	*	1,769,463
FN695896 maturity date 2/25/18		*	*	792,226
GNR 2002-15 PG maturity date 2/20/12		*	*	245,327
GNR 02-15 PA maturity date 3/20/05		*	*	133,849
MSC 2004-HQ3 A2 maturity date 7/13/10		*	*	1,985,100
RAMP 2003-RS7 AI4 maturity date 3/25/07		*	*	2,042,100
RAMP 2004-RS10 AI4 maturity date 9/25/11		*	*	794,272

%CDC Wraps maturity date 6/15/17, yield 4.67%				(149,821)
BSCMS 2001-T14 A2 maturity date 3/12/09		*	*	2,012,560
BSCNS 2002-TOP6 A1 maturity date 1/15/11		*	*	2,301,717
CFAB 2004-2 1A4 maturity date 5/25/10		*	*	2,014,040
FGE91523 maturity date 6/15/17		*	*	2,086,568
FNR 2003-112 AB maturity date 4/25/12		*	*	1,276,696
FHR 2770 QA maturity date 2/15/14		*	*	2,316,540
RASC 2002-KS2 AI4 maturity date 3/25/06		*	*	1,256,460
RAMP 2004-RS8 AI3 maturity date 4/25/08		*	*	1,005,030
RAMP 2004-RS8 AI4 maturity date 4/25/11		*	*	1,320,111

Total synthetic investment contracts				110,062,414

Other investments:
*Pinnacle West Capital Corporation Stock	Pinnacle West Stock Fund	89,191,439		144,852,126
Participant Loans	Participant Loans	*	*	21,901,055
Canada Life Assurance Company, maturity date 5/25/06, yield 6.17%	Fixed Income Fund	*	*	4,962,926
Hartford Life Assurance Company, maturity date 7/28/06, yield 4.26%	Fixed Income Fund	*	*	3,319,331
Metropolitan Life Insurance Company, maturity date 7/26/05, yield 3.55%	Fixed Income Fund	*	*	2,177,358
New York Life Insurance Company, maturity date 3/31/09, yield 3.46%	Fixed Income Fund	*	*	2,565,136
Principal Life Insurance Company, maturity date 10/2/06, yield 4.81%	Fixed Income Fund	*	*	3,496,550

Total other investments				183,274,482

Total Assets Held for Investment Purposes				$664,107,121

    * Related Party
** Cost information not provided as investments are participant-directed.

Exhibits Filed

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
(Name of Plan)

Date: June 29, 2005	By	/s/ Armando B. Flores

Armando B. Flores
Chairman of the Administrative Committee
and Executive Vice President,
Corporate Business Services
Arizona Public Service Company

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-95035 of Pinnacle West Capital Corporation on Form S-8 of our report dated June 28, 2005, appearing in this Annual Report on Form 11-K of The Pinnacle West Capital Corporation Savings Plan for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP
Phoenix, Arizona

June 28, 2005